Contact

www.linkedin.com/in/dennis-de-mars-7246b8147 (LinkedIn)

Top Skills

JavaScript

C++

C#

Dennis De Mars

Chief Technical Officer at 7 Generation Games

Santa Monica, California, United States

Experience

7 Generation Games

Chief Technical Officer

July 2013 - Present (9 years 2 months)

Raytheon

Multi Discipline Engineer

October 1987 - January 2013 (25 years 4 months)

El Segundo, CA

Worked in Radar Systems Division. Developed simulation systems for developing radar software. Developed embedded real-time software for data processing and signal processing for use in tactical radars.

Education

University of California, Los Angeles

Master of Science - MS, Physics · (1979 - 1981)

University of California, Los Angeles

Bachelor of Science - BS, Physics and Mathematics · (1972 - 1978)